UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aerpio Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

None

(CUSIP Number)

Venture Investors LLC

Attention: Paul Weiss

505 South Rosa Road, Suite 201

Madison, Wisconsin, 53719

608-441-2700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

(1)	Names of reporting persons Venture Investors Early Stage Fund IV Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 1,576,475
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 1,576,475
(11)	Aggregate amount beneficially owned by each reporting person 1,576,475
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.8%*
(14)	Type of reporting person (see instructions) PN

* This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

CUSIP No. None

(1)	Names of reporting persons VIESF IV GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 1,576,475
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 1,576,475
(11)	Aggregate amount beneficially owned by each reporting person 1,576,475
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.8%*
(14)	Type of reporting person (see instructions) OO

* This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9987 Carver Road, Cincinnati, Ohio 45242.

On March 7, 2017, the Issuer and Aerpio Therapeutics, Inc. (“Aerpio”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on March 15, 2017 (the “Closing Date”), a wholly owned subsidiary of the Issuer merged with and into Aerpio, which was the surviving corporation and thus became a wholly-owned subsidiary of the Issuer. At the effective time of the Merger, the 2,895,994 shares of Aerpio’s common stock issued and outstanding immediately prior to the closing of the Merger were converted into 1,240,925 shares of the Issuer’s Common Stock, and the 32,706,307 shares of Aerpio’s preferred stock issued and outstanding immediately prior to the closing of the Merger were converted into 14,015,016 shares of the Issuer’s Common Stock. In addition, immediately prior to the Merger, the outstanding amounts under certain Senior Secured Convertible Promissory Notes issued by Aerpio to its pre-Merger noteholders were converted into an aggregate of 6,403,748 shares of Aerpio common stock, which shares of Aerpio common stock were converted into 2,744,059 shares of the Issuer’s Common Stock, together with the other shares of Aerpio common stock described above. As a result, an aggregate of 18,000,000 shares of the Issuer’s Common Stock were issued to the holders of Aerpio’s capital stock.

Following the closing of the Merger, the Issuer closed a private placement offering (the “Offering”) of 8,049,555 shares of the Issuer’s Common Stock, at a purchase price of $5.00 per share.

Item 2. Identity and Background

(a) The persons and entities filing this Schedule 13D are Venture Investors Early Stage Fund IV Limited Partnership (“VIESF”) and VIESF IV GP LLC (“VIESF GP” and collectively with VIESF, the “Reporting Persons”). VIESF GP is the general partner of VIESF. Paul Weiss, John Neis, Jim Adox, and Scott Button are the managing directors of VIESF GP.

(b) The address of the principal place of business for each of the Reporting Persons is 505 South Rosa Road, Suite 201, Madison, Wisconsin, 53719.

(c) The principal occupation of each of the Reporting Persons is venture capitalist. The principal business of VIESF is to invest in early-stage companies. The principal business of VIESF GP is to manage VIESF.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) VIESF is a Delaware limited partnership. VIESF GP is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

VIESF acquired (i) 573,450 shares of Aerpio’s Series A Preferred Stock, (ii) 1,836,137 shares of Aerpio’s Series A-1 Preferred Stock, (iii) 139,598 shares of Aerpio’s Series A-2 Preferred Stock, and (iv) $983,443.45 of Aerpio’s Senior Secured Convertible Promissory Notes at various times between March 2016 and January 2017. Upon closing of the Merger, these shares were cancelled and were automatically converted into the right to received shares of the Company’s common stock on 2.3336572-1 basis.

In addition, VIESF acquired 272,302 shares in the Offering pursuant to a Subscription Agreement, dated as of March 15, 2017.

The source of funds for the purchases of the Issuer’s securities was working capital of VIESF.

Item 4. Purpose of Transaction

The information contained in Item 3 above is herein incorporated by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of VIESF, the general partners and limited partners of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the Merger, VIESF entered into a lock-up agreement (the “Lock-Up Agreement”), whereby VIESF is restricted for a period of nine months after the Merger (the “Restricted Period”) from certain sales or dispositions of the Issuer’s Common Stock held by (or issuable to) it. The restrictions will not apply to the resale of shares of Common Stock by VIESF in any registered secondary offering of equity securities by the Issuer (and, if such offering is underwritten, with the written consent of the lead or managing underwriter), or to certain other transfers customarily excepted. In addition VIESF agreed, for a period of 12 months following the Closing Date, that it will not, directly or indirectly, effect or agree to effect any short sale (as defined in Rule 200 under Regulation SHO of the Exchange Act), whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to the Common Stock, borrow or pre-borrow any shares of Common Stock, or grant any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from the Common Stock or otherwise seek to hedge its position in the Common Stock.

Registration Rights Agreement

In connection with the Merger and the Offering, VIESF entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer has agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, it will file a registration statement with the SEC (the “Registration Statement”), covering (a) the shares of Common Stock issued in the Offering, (b) the shares of Common Stock issuable upon exercise of certain warrants, (c) the shares of Common Stock issued in exchange for the equity securities of Aerpio outstanding prior to the Merger and (d) 1,000,000 other shares of Common Stock (the “Registrable Shares”). The Issuer will use its commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the Offering. The Issuer must keep the Registration Statement effective for five years from the date it is declared effective by the SEC or until (i) the Registrable Shares have been sold in accordance with such effective Registration Statement or (ii) the Registrable Shares have been previously sold in accordance with Rule 144. The Issuer will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of our counsel and of our independent accountants and reasonable fees and disbursements of counsel to the investors. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

Aerpio Registration Rights Agreement

In connection with the Merger, VIESF entered into a registration rights agreement with the Issuer (the “Aerpio Registration Rights Agreement”). The rights granted to such stockholders under the Aerpio Registration Rights Agreement take effect following such time as the Registration Statement described above no longer remains effective. The Aerpio Registration Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Following the date on which the Aerpio Registration Rights Agreement takes effect, the Issuer will be required, upon the written request of the holders of 30% of the registrable securities under the Aerpio Registration Rights Agreement, to file a registration statement on Form S-1 (if Form S-3 is not then available to us to use) and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. The Issuer is required to effect only two registrations pursuant to this provision of the Aerpio Registration Rights Agreement. In addition, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of the holders of at least 20% of the registrable securities, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares.

Item 7. Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated March 27, 2017 among the Reporting Persons

2	Form of Lock-Up and No Shorting Agreement

3	Registration Rights Agreement, dated March 15, 2017, by and among the Company and certain former stockholders of Aerpio (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

4	Registration Rights Agreement, dated March 15, 2017, by and among the Company and the persons listed on Exhibit A attached thereto (attached as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: March 27, 2017

VENTURE INVESTORS EARLY STAGE FUND IV LIMITED PARTNERSHIP By: VIESF IV GP, LLC, its General Partner

By:	/s/ Paul M. Weiss
Name: Title:	Paul M. Weiss, PhD Managing Director

VIESF IV GP, LLC

By:	/s/ Paul M. Weiss
Name: Title:	Paul M. Weiss, PhD Managing Director

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated March 27, 2017 among the Reporting Persons

2	Form of Lock-Up and No Shorting Agreement

3	Registration Rights Agreement, dated March 15, 2017, by and among the Company and certain former stockholders of Aerpio (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

4	Registration Rights Agreement, dated March 15, 2017, by and among the Company and the persons listed on Exhibit A attached thereto (attached as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)